SECRETARY’S CERTIFICATE

I, Gary Grasso, Secretary of the OneAscent Capital Opportunities Fund (the “Fund”), a Delaware statutory trust, hereby duly certify and attest that the Board of Trustees of the Fund (the “Board”), including all of the Trustees who are not “interested persons” of the Fund as defined under Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Independent Trustees”), adopted the following resolutions at a meeting duly called and held on November 18, 2025, and that such resolutions have not been modified or rescinded since their adoption and are in full force and effect as of the date hereof:

WHEREAS, the Board has determined that it is in the best interests of the Fund to obtain fidelity bond coverage covering the Fund against larceny and embezzlement by, among others, officers and employees of the Fund, in accordance with the requirements of Rule 17g-1 promulgated by the SEC under Section 17(g) of the 1940 Act, in such form and amounts which would cover gross assets in a range that would be appropriate for the Fund.

IT IS THEREFORE RESOLVED, that the Board authorizes the appropriate officers of the Fund to make any and all payments and to do any and all other acts, in the name of the Fund and the Fund’s Trustees and officers, as they or any of them, may determine to be necessary or appropriate in connection with obtaining a fidelity bond; and

FURTHER RESOLVED, that the Board authorizes the Secretary of the Fund is designated as the person who shall make, or cause to be made, the filings and give the notices required by paragraph (h) of Rule 17g-1 of the 1940 Act; and

FURTHER RESOLVED, that the Board authorizes the appropriate officers of the Fund are authorized to take any action, make any filings, and to execute any instruments which may be necessary or advisable to carry out the foregoing resolutions.

IN WITNESS WHEREOF, the undersigned has set his hand this 11th day of March, 2026.

/s/ Gary Grasso
Gary Grasso Secretary